SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                          (Amendment No. __________ )*


                              TS Electronics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   89852P106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Timothy P. Halter
                               12890 Hilltop Road
                                Argyle, TX 76226
                                 (972) 233-0300
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                October 4, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89852P106                       13D                 Page 2 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     HALTER FINANCIAL INVESTMENTS, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     TEXAS
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    1,828,170 SHARES
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    1,828,170 SHARES
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     1,828,170 SHARES
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     73.1%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     PN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 89852P106                       13D                 Page 3 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     HALTER FINANCIAL INVESTMENTS GP, LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     TEXAS
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          1,828,170 SHARES
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    1,828,170 SHARES
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     1,828,170 SHARES (1)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     73.1%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Shares are owned by Halter Financial Investments, LP of which Halter Financial Investments GP, LLC is the sole general partner.

CUSIP No. 89852P106                       13D                 Page 4 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     TIMOTHY P. HALTER
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     TEXAS
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          1,828,170 SHARES
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    1,828,170 SHARES
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     1,828,170 SHARES (2)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     73.1%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


(2) Shares are owned by Halter Financial Investments, LP of which TPH, L.P. is a limited partner of which TPH GP, LLC is the sole general partner of which Timothy P. Halter is the sole member.

CUSIP No. 89852P106                       13D                 Page 5 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     DAVID BRIGANTE
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     TEXAS
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          1,828,170 SHARES
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    1,828,170 SHARES
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     1,828,170 SHARES (3)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     73.1%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


(3) Shares are owned by Halter Financial Investments, LP of which Bellfield Capital, L.P. is a limited partner of which Bellfield Capital Management, LLC is the sole general partner of which David Brigante is the sole member.

CUSIP No. 89852P106                       13D                 Page 6 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     GEORGE L. DIAMOND
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     TEXAS
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          1,828,170 SHARES
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    1,828,170 SHARES
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     1,828,170 SHARES (4)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     73.1%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


(4) Shares are owned by Halter Financial Investments, LP of which Colhurst Capital, L.P. is a limited partner of which Colhurst Capital GP, LLC is the sole general partner of which George L. Diamond is the sole member.

CUSIP No. 89852P106                       13D                 Page 7 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     MARAT ROSENBERG
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     NEVADA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          1,828,170 SHARES
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    1,828,170 SHARES
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     1,828,170 SHARES (5)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     73.1%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


(5) Shares are owned by Halter Financial Investments, LP of which Rivergreen Capital, L.L.C. is a limited partner of which Marat Rosenberg is the sole member.

CUSIP No. 89852P106                       13D                 Page 8 of 12 Pages


ITEM 1.  SECURITY AND ISSUER.

     This statement relates to shares of Common Stock, $0.001 par value per share (the "Stock"), of TS Electronics, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 12890 Hilltop Road, Argyle, Texas 76226.


ITEM 2.  IDENTITY AND BACKGROUND.

         Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by the following persons
(collectively, the "Reporting Persons"): Halter Financial Investments, L.P., a Texas limited partnership ("HFI"); Halter Financial Investments GP, LLC, a Texas limited liability company and the general partner of HFI ("HFI GP"); Timothy P. Halter, a citizen of the United States and the sole member of TPH GP, LLC which is the sole general partner of TPH, L.P. which is a limited partner of HFI ("Halter"); David Brigante, a citizen of the United States and the sole member of Bellfield Capital Management, LLC which is the sole general partner of Bellfield Capital, L.P. which is a limited partner of HFI ("Brigante"); George
L. Diamond, a citizen of the United States and the sole member of Colhurst Capital GP, LLC which is the sole general partner of Colhurst Capital, L.P. which is a limited partner of HFI ("Diamond"); and Marat Rosenberg, a citizen of the United States and the sole member of Rivergreen Capital, LLC which is a limited partner of HFI ("Rosenberg").

         HFI is a Texas limited partnership, the principal business of which is to provide financial consulting services. The principal business address of HFI, which also serves as its principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

         HFI GP is a Texas limited liability company, the principal business of which is to act as general partner of HFI. The principal business address of HFI GP, which also serves as its principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

         Halter's principal occupation or employment is managing HFI GP and its related entities. The principal business address of Halter, which also serves as his principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

         Brigante's principal occupation or employment is serving as an officer of HFI GP and its related entities. The principal business address of Brigante, which also serves as his principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

         Diamond's principal occupation or employment is serving as an officer of HFI GP and its related entities. The principal business address of Diamond, which also serves as his principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

         Rosenberg's principal occupation or employment is serving as an officer of HFI GP and its related entities. The principal business address of Rosenberg, which also serves as his principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

CUSIP No. 89852P106                       13D                 Page 9 of 12 Pages


During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         October 4, 2005, HFI purchased for a promissory note in the amount of $182,817, 1,828,170 outstanding shares of restricted Stock from Halter Financial Group, Inc. HFI plans to use "working capital" to pay its future obligations under the promissory note. As used herein, the term "working capital" includes income from the business operations of the entity plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general.


ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of this transaction is to facilitate the restructuring of Halter Financial Group, Inc.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Pursuant to Rule 13d-3(a), at the close of business on October 4, 2005, HFI may be deemed to be the beneficial owner of 1,828,170 shares of the Stock, which constitutes approximately 73.1% of the 2,500,060 shares of the Stock outstanding on October 4, 2005 (the "Outstanding Shares"). HFI, either directly or indirectly, has or shares the power to vote or to direct the vote and to dispose or to direct the disposition of, such shares of Stock.

         Pursuant to Rule 13d-3(a), at the close of business on October 4, 2005, HFI GP, as the sole general partner of HFI, may be deemed to be the beneficial owner of 1,828,170 shares of the Stock, which constitutes approximately 73.1% of the Outstanding Shares. HFI GP, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of such shares of Stock.

         Pursuant to Rule 13d-3(a), at the close of business on October 4, 2005, Halter, as the sole member of TPH GP, LLC which is the sole general partner of TPH, L.P. which is a limited partner of HFI, may be deemed to be the beneficial owner of 1,828,170 shares of the Stock, which constitutes approximately 73.1% of the Outstanding Shares. Halter, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of such shares of Stock.

         Pursuant to Rule 13d-3(a), at the close of business on October 4, 2005, Brigante, as the sole member of Bellfield Capital Management, LLC which is the sole general partner of Bellfield Capital, L.P. which is a limited partner of HFI, may be deemed to be the beneficial owner of 1,828,170 shares of the Stock, which constitutes approximately 73.1% of the Outstanding Shares. Brigante, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of such shares of Stock.

CUSIP No. 89852P106                       13D                Page 10 of 12 Pages



         Pursuant to Rule 13d-3(a), at the close of business on October 4, 2005, Diamond, as the sole member of Colhurst Capital GP, LLC which is the sole general partner of Colhurst Capital, L.P. which is a limited partner of HFI, may be deemed to be the beneficial owner of 1,828,170 shares of the Stock, which constitutes approximately 73.1% of the Outstanding Shares. Diamond, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of such shares of Stock.

         Pursuant to Rule 13d-3(a), at the close of business on October 4, 2005, Rosenberg, as the sole member of Rivergreen Capital, LLC which is a limited partner of HFI, may be deemed to be the beneficial owner of 1,828,170 shares of the Stock, which constitutes approximately 73.1% of the Outstanding Shares. Rosenberg, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of such shares of Stock.

         Other than as set forth above, none of the Reporting Persons named herein is the beneficial owner of any shares of the Stock.

         Transactions effected in the last 60 days:

----------- ----------------- ------------ ------------- -----------------------
Reporting    Date              Number of    Price         How the transaction
Person                         Shares       per Share     was effected
----------- ----------------- ------------ ------------- -----------------------
HFI          October 4, 2005   1,828,170    $.10          Private Stock Purchase
----------- ----------------- ------------ ------------- -----------------------

CUSIP No. 89852P106                       13D                Page 11 of 12 Pages



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over shares of the Stock.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 10.1:     Promissory Note dated October 4, 2005 in the principal  amount
------------      of $182,817  executed in favor of Halter Financial Group, Inc.
                  by Halter Financial Investments, L.P.

                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

         DATED:   October 4, 2005

                                        Halter Financial Investments, L.P.,
                                        a Texas limited partnership

                                        By: Halter Financial Investments GP, LLC
                                        Its: General Partner

                                        By:   /s/ Timothy P. Halter
                                           -------------------------------------
                                        Its: Chairman


                                        Halter Financial Investments GP, LLC,
                                        a Texas limited liability company

                                        By:   /s/ Timothy P. Halter
                                           -------------------------------------
                                        Its: Chairman


                                        /s/ Timothy P. Halter
                                        ----------------------------------------
                                        Timothy P. Halter


                                        /s/ David Brigante
                                        ----------------------------------------
                                        David Brigante


                                        /s/ George L. Diamond
                                        ----------------------------------------
                                        George L. Diamond


                                        /s/ Marat Rosenberg
                                        ----------------------------------------
                                        Marat Rosenberg

                                PROMISSORY NOTE


October 4, 2005                                                         $182,817


         FOR VALUE RECEIVED, Halter Financial Investments, L.P., a Texas limited partnership, promises to pay to the order of The Halter Group, Inc. (d/b/a Halter Financial Group), a Texas corporation ("Payee"), at such place as Payee or any subsequent holder may from time to time direct Maker, the principal sum of One Hundred Eighty-two Thousand Eight Hundred Seventeen and no/100 dollars ($182,817), together with interest thereon (calculated on the basis of a 365-day year) which shall accrue on a per annum basis at a rate of 5%. All payments on this promissory note (this "Note") shall be due and payable in lawful money of the United States of America.

         1. Principal and Interest Payments. The principal of, and interest on, this Note shall be due and payable upon the demand of the Payee.

         2. Prepayments. At the option of Maker, the unpaid principal balance of this Note may be paid in whole together with all accrued but unpaid interest at any time.

         3. Method of Payment. All payments made under this Note, whether of principal or interest, shall be made by Maker to the holder hereof on the date specified or provided herein and shall be delivered by means of certified or cashiers' check or wire transfer of immediately available funds to an account specified by the holder hereof. Whenever payment hereunder shall be due on a day which is not a Business Day, the date for payment thereof shall be extended to the next succeeding Business Day. If the date for any payment is extended by operation of law or otherwise, interest thereon shall be payable for such extended time." Business Day" means every day which is not a Saturday, Sunday or legal holiday.

         4. Events of Default. The following shall constitute events of default ("Events of Default") hereunder:

                  (a) failure of Maker to make any payment on this Note as and when the same becomes due and payable in accordance with the terms hereof;

                  (b) failure of Maker to perform any other covenant contained herein, if the same has continued for thirty (30) days after written notice specifying such default has been delivered to Maker by Payee;

                  (c) if Maker makes an assignment for the benefit of creditors, or petitions or applies for the appointment of a liquidator, receiver or custodian (or similar official) of it or of any substantial part of its assets, or if Maker commences any proceeding or case relating to it under the Bankruptcy Code or any other bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation or similar law of any jurisdiction, or takes any action to authorize any of the foregoing; or

                  (d) if any petition or application of the type described in subparagraph (c) immediately above is filed or if any such proceeding or case described in subparagraph (c) is commenced against Maker and is not dismissed within sixty (60) days, or if Maker indicates its approval thereof, consents thereto or acquiesces therein, or if an order is entered appointing any such liquidator or receiver or custodian (or similar official), or adjudicating Maker bankrupt or insolvent, or approving a petition in any such proceeding, or if a decree or order for relief is entered in respect of Maker in an involuntary case under the Bankruptcy Code or any other bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation or similar law of any jurisdiction.

         In the event any one or more of the Events of Default specified above occurs and is continuing, the holder of this Note may (i) accelerate the maturity of this Note with notice to Maker at which time all such amounts shall be immediately due and payable, (ii) proceed to protect and enforce its rights either by suit in equity or by action at law, or by other appropriate proceedings, whether for the specific performance of any covenant or agreement contained in this Note or in aid of the exercise of any power or right granted by this Note, or (iii) enforce any other legal or equitable right of the holder of this Note.

         5. Delay or Omission Not Waiver. No delay or omission on the part of the holder of this Note in the exercise of any power, remedy or right under this Note, or under any other instrument executed pursuant hereto, shall operate as a waiver thereof, nor shall a single or partial exercise of any such power or right preclude any other or further exercise thereof or the exercise of any other right or power hereunder.

         6. Waiver. Any term, covenant, agreement or condition of this Note may, only with the written consent of Maker and Payee, be amended or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively), altered, modified or amended.

         7. Attorneys' Fees and Costs. In the event an Event of Default shall occur, and in the event that thereafter this Note is placed in the hands of an attorney for collection, or in the event this Note is collected in whole or in part through legal proceedings of any nature, then and in any such case Maker promises to pay all costs of collection, including, but not limited to, reasonable attorneys' fees and court costs incurred by the holder hereof on account of such collection, whether or not suit is filed.

         8. Successors and Assigns. All of the covenants, stipulations, promises and agreements in this Note made by Maker and Payee (by virtue of its acceptance of this Note) shall bind its their respective successors and assigns, whether so expressed or not.

         9. Maximum Lawful Rate. It is the intent of the Maker and holder of this Note to conform to and contract in strict compliance with applicable usury law from time to time in effect. In no way, nor in any event or contingency (including but not limited to prepayment, default, demand for payment, or acceleration of the maturity of any obligation), shall the rate of interest taken, reserved, contacted for, charged or received under this Note exceed the highest lawful interest rate permitted under applicable law. If the holder of this Note shall ever receive anything of value which is characterized as interest under applicable law and which would apart from this provision be in excess of the highest lawful interest rate permitted under applicable law, an amount equal to the amount which would have been excessive interest shall, without penalty, be applied to the reduction of the principal amount owing on this Note in the inverse order of its maturity and not to the payment of interest, or refunded to Maker or the other payor thereof if and to the extent such amount which would have been excessive exceeds such unpaid principal. All interest paid or agreed to be paid to the holder hereof shall, to the extent permitted by applicable law, be amortized, prorated, allocated and spread throughout the full stated term (including any renewal or extension) of this Note so that the amount of interest on account of such obligation does not exceed the maximum permitted by applicable law. As used in this Section, the term "applicable law" shall mean the laws of the State of Texas or the federal laws of the United States, whichever laws allow the greater interest, as such laws now exist or may be changed or amended or come into effect in the future.

         10. Governing Law. This Note shall be governed by and construed in accordance with the substantive laws (but not the rules governing conflicts of laws) of the State of Texas.

         11. Notice. All notices, demands or requests provided for or permitted to be given under this Note must be in writing.

         12. Severability. In case any one or more of the provisions contained in this Note shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision hereof.

         EXECUTED as of the date first set forth above.

                                    Halter Financial Investments, L.P.

                                    /s/ Timothy P. Halter
                                   ---------------------------------------------
                                   Timothy P. Halter, Chairman, Halter Financial Investments GP, LLC, its General Partner